UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Composite Technology Corporation

(Name of Issuer)

Common Stock,

par value $.001 per share

(Title of Class of Securities)

20461S108

(CUSIP Number)

Louise Guarneri

Credit Suisse

Eleven Madison Avenue, New York, NY 10010

(212) 325-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20461S108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON BK, HC

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Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to shares of common stock (the “Shares”), par value $0.001 per share, of Composite Technology Corporation, a Nevada corporation (the “Company”). The principal executive address of the Company’s offices is 2026 McGaw Avenue, Irvine, California 92614.

Item 2.	Identity and Background

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse (the “Bank”), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the “Investment Banking division”), the Alternative Investments business (the “AI Business”) within the Asset Management division (the “Asset Management division”) and the U.S. private client services business (the “U.S. PCS Business”) within the Private Banking division (the “Private Banking division”) (the “Reporting Person”). The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse Holdings (USA), Inc. (“CS Hldgs USA Inc”), a Delaware corporation. The ultimate parent company of the Bank and CS Hldgs USA Inc, and the direct owner of the remainder of the voting stock of CS Hldgs USA Inc, is Credit Suisse Group AG (“CSG”), a corporation formed under the laws of Switzerland.

CS Hldgs USA Inc owns all of the voting stock of Credit Suisse (USA), Inc. (“CS USA Inc”), a Delaware corporation and holding company. CS USA Inc is the sole member of Credit Suisse Securities (USA) LLC (“CS Sec USA LLC”), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies. CS Sec USA LLC is the successor company of Credit Suisse First Boston LLC (“CSFB LLC”), and all references hereinafter to CSFB LLC shall be deemed to refer to CS Sec USA LLC. The address of the principal business and office of each of CS Hldgs USA Inc, CS USA Inc and CS Sec USA LLC is Eleven Madison Avenue, New York, NY 10010.

The Bank owns all the voting stock of Credit Suisse (International) Holding AG (“CS Int Hldg AG”), a Swiss company. CS Int Hldg AG acts as a holding company for certain subsidiaries of the Investment Banking division in Europe, and since December 1996, in the Pacific region. The address of the principal business and office of CS Int Hldg AG is Bahnhofstrasse 17, P.O. Box 234, CH 6301 Zug, Switzerland.

CS Int Hldg AG owns all of the voting equity of Credit Suisse Investments (UK) (“CS Inv UK”), a UK limited liability company that acts as an investment holding company for the UK interests of the Investment Banking division. The address of the principal business and office of CS Inv UK is One Cabot Square, London E14 4QJ, UK.

Credit Suisse Investment Holdings (UK) (“CS Inv Hldgs UK”) is a UK limited liability company that acts as a holding company for the UK interests of the Investment Banking division. CS Inv UK holds a majority of CS Inv Hldgs UK’s equity; CS Int Hldg AG holds the remaining equity. The address of the principal business and office of CS Inv Hldgs UK is One Cabot Square, London E14 4QJ, UK.

CS Inv Hldgs UK holds all of the voting stock of Credit Suisse Securities (Europe) Limited (“CS Sec Eur Ltd”), a UK limited liability company. CS Sec Eur Ltd is a UK broker-dealer whose principal business is international securities underwriting and trading and corporate advisory services. The address of the principal business and office of CS Sec Eur Ltd is One Cabot Square, London E14 4QJ, UK.

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CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking products. The Bank is comprised of the Investment Banking division, the Asset Management division and the Private Banking division. The Investment Banking division provides financial advisory and capital raising services and sales and trading to institutional, corporate and government clients worldwide. The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide and offers products across a broad range of investment classes, including alternative investments. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division (other than the AI Business) (the “Traditional AM Business”) and the Private Banking division (other than the U.S. PCS Business) (the “Non-U.S. PB Business”)) may beneficially own Shares to which this Statement relates and such Shares are not reported in this Statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of the Traditional AM Business and the Non-U.S. PB Business disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, the Traditional AM Business and the Non-U.S. PB Business.

The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, CS Int Hldg AG, CS Inv UK, CS Inv Hldgs UK and CS Sec Eur Ltd are set forth on Schedules A-1 through A-8 attached hereto, each of which is incorporated by reference herein.

Except as otherwise provided herein, during the past five years none of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, CS Int Hldg AG, CS Inv UK, CS Inv Hldgs UK and CS Sec Eur Ltd nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-8 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On October 31, 2003, the U.S. District Court for the Southern District of New York (the “SDNY”) approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the “Global Settlement”). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved a Securities and Exchange Commission’s (“SEC”) complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC’s complaint also alleged that CSFB LLC engaged in inappropriate “spinning” of “hot” initial public offering allocations in violation of New York Stock Exchange (“NYSE”) and NASD Inc. (“NASD”) rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC’s books and records relating to certain transactions violated the broker-dealer record-keeping provisions of Section 17(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

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Under the terms of the Global Settlement:

• CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

• CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts’ involvement in investment banking “pitches” and “roadshows,” (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB LLC’s customers, and (iv) make its analysts’ historical price targets (among other things) publicly available.

• CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110, and NYSE Rules 342, 401, 440, 472, and 476.

Other Wall Street firms were subject to similar requirements.

On August 26, 2004, the SEC issued an order, to which CSFB LLC consented without admitting or denying the findings contained therein, finding that Donaldson, Lufkin & Jenrette Securities Corp. (“DLJ”), predecessor in interest to CSFB LLC, violated Section 15(b)(4)(e) of the Exchange Act, which requires broker-dealers reasonably to supervise persons subject to their supervision with a view toward preventing violations of the federal securities laws, by failing reasonably to supervise a DLJ registered representative with a view toward preventing the registered representative’s violations of Section 17(a) of the Securities Act of 1933, as amended (the “Securities Act”), Section 10(b) of the Exchange Act and SEC Rule 10b-5 thereunder. The SEC censured CSFB LLC pursuant to Section 15(b)(4) of the Exchange Act and ordered CSFB LLC to (i) pay a fine of $1 million, (ii) retain an independent consultant to evaluate the effectiveness of CSFB LLC’s supervisory and compliance systems, policies and procedures designed to detect and prevent violations of certain federal securities laws and (iii) implement all of the recommendations contained in the final report of the independent consultant.

On May 31, 2005, the SEC issued an order, to which CSFB LLC consented without admitting or denying the findings contained therein, finding that CSFB LLC violated Section 17(a) of the Exchange Act and SEC Rule 17a-3(a)(2) thereunder and failed reasonably to supervise with a view toward preventing or detecting a CSFB LLC trader’s violations of Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and SEC Rule 10b-5 thereunder, which prohibit fraudulent conduct in the offer or sale of securities and in connection with the purchase or sale of securities. In connection with the order, CSFB LLC undertook to improve various supervisory procedures. The SEC ordered CSFB LLC to (i) pay a fine of $200,000 and (ii) cease and desist from committing any current or future violations of Section 17(a) of the Exchange Act and SEC Rule 17a-3 thereunder.

Item 3.	Source and Amounts of Funds or Other Consideration

The aggregate consideration (exclusive of commissions) paid by CS Sec Eur Ltd for the acquisitions of the Shares described in Item 5(a) below was $63,225,943.

On May 9, 2008, the Company entered into a Call Option Deed (the “Call Option Deed”) and a related Subscription Agreement (the “First Subscription Agreement”) with CS Sec Eur Ltd whereby CS Sec Eur Ltd agreed to subscribe for and the Company agreed to issue 13,333,333 Shares in exchange for the payment of $10,000,000 ($0.75 per Share) by CS Sec Eur Ltd to the Company. In connection therewith, the Company also granted CS Sec Eur Ltd an option (the “Call Option”) to subscribe for up to an additional 45,454,544 Shares at a purchase price of $0.88 per Share. The Call Option was exercisable at any time up to and including June 30, 2008 in whole or in part or a series of parts (no less than 11,363,636 Shares in each instance and not to exceed in aggregate 45,454,544 Shares).

On June 26, 2008, the Company entered into a Subscription Agreement (the “Second Subscription Agreement”) with CS Sec Eur Ltd whereby CS Sec Eur Ltd exercised the Call Option granted by the Company to CS Sec Eur Ltd under the Call Option Deed and purchased 45,454,544 Shares at a price of $0.88 per Share.

The funds used by CS Sec Eur Ltd to make these acquisitions, and the acquisitions described in Schedule B attached hereto, came from working capital.

Item 4.	Purpose of Transaction

CS Sec Eur Ltd made the acquisitions described in Item 3 above for investment purposes and, through representation on the Company’s board of directors (the “Company Board”), to influence the management policies and control of the Company with the aim of increasing the value of the Company and CS Sec Eur Ltd’s investment.

5

Pursuant to the Call Option Deed, CS Sec Eur Ltd has the right to designate a person that the Company agrees will be appointed to the Company Board, subject to the approval of the Company Board. CS Sec Eur Ltd has agreed that such designee shall satisfy the criteria of an “independent director” as defined by NASDAQ Marketplace Rule 4350. As of the date of this filing, CS Sec Eur Ltd has not exercised this right.

The Reporting Person intends to optimize the value of its investments and, therefore, will review from time to time the Company’s business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Person may consider from time to time various alternative courses of action. Such actions may include the acquisition or disposition of Shares or other securities through open market transactions, privately negotiated transactions, a tender offer, an exchange offer or otherwise.

Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)        As of August 20, 2008, the Reporting Person may be deemed to beneficially own an aggregate of 67,787,264 Shares, all of which are directly held by CS Sec Eur Ltd.

Accordingly, the Reporting Person may be deemed to beneficially own 23.6% of the outstanding Shares.

To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, CS Int Hldg AG, CS Inv UK, CS Inv Hldgs UK nor CS Sec Eur Ltd nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-8 attached hereto, beneficially owns any additional Shares.

(b)       With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Shares referenced in paragraph 5(a), there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Shares among the Reporting Person, CS Int Hldg AG, CS Inv UK, CS Inv Hldgs UK and CS Sec Eur Ltd.

(c)        Except as otherwise described herein, to the knowledge of the Reporting Person, neither the Reporting Person nor any person set forth on Schedules A-1 through A-8 hereto has effected any transactions in the Shares during the period beginning May 9, 2008 and ending on the date of this filing. Schedule B, which is incorporated herein by reference, sets forth the transactions in the Shares effected by the Reporting Person and its subsidiaries during the 60-day period prior to May 9, 2008.

(d)       No other person is known by the Reporting Person to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of the Shares beneficially owned by the Reporting Person, CS Int Hldg AG, CS Inv UK, CS Inv Hldgs UK or CS Sec Eur Ltd.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Neither the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, CS Int Hldg AG, CS Inv UK, CS Inv Hldgs UK or CS Sec Eur Ltd nor, to the best knowledge of the Reporting Person, any person set forth on Schedules A-1 through A-8 hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company or its subsidiaries other than the First Subscription Agreement, the Second Subscription Agreement and the Call Option Deed.

6

The description of the First Subscription Agreement and the Second Subscription Agreement in Item 3, and the description of the Call Option Deed in Items 3 and 4, are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Call Option Deed, dated as of May 8, 2008, by and between CS Sec Eur Ltd and the Company (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Company on May 9, 2008).

Exhibit 2: Subscription Agreement, dated as of May 9, 2008, by and between CS Sec Eur Ltd and the Company (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by the Company on May 9, 2008).

Exhibit 3: Subscription Agreement, dated as of June 26, 2008, by and between CS Sec Eur Ltd and the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on July 2, 2008).

7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2008

CREDIT SUISSE

By: /s/ Louise Guarneri
Name: Louise Guarneri
Title:   Managing Director

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
James Amine	17 Columbus Courtyard London, Great Britain	Co-Head of the Global Investment Banking Department and Head of the Global Markets Solution Group	United States
Robert Basso	Eleven Madison Avenue New York, NY 10010 USA	Head of Investment Banking and Americas Region Human Resources	United States
Gary Bullock	Five Canada Square London, Great Britain	Head of Global Operations for the Investment Bank	Great Britain
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer of the Global Investment Banking Division	United States
Phil Cushmaro	Eleven Madison Avenue New York, NY 10010 USA	Chief Information Officer for the Investment Banking Division and Americas Region	United States
Gael de Boissard	One Cabot Square London, Great Britain	Head of Global Securities, Co-Head in the Europe, Middle East and Africa (EMEA) Region and Head of the Global Rates and Foreign Exchange Group	France
John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Securities Responsible for Equities and Securities Sales and Research	United States
Marc D. Granetz	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Global Corporate and Investment Banking, Head of the Global Mergers and Acquisitions Group	United States
Stephen Haratunian	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategic Risk Management Group for the Investment Banking Division	United States

Robert Jain	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Proprietary Trading	United States
Steven Kantor	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Securities and Co-Head of Illiquid Alternatives Business, Head of Credit Products, Head of Commercial Real Estate and Head of Private Placements Group	United States
David Mathers	One Cabot Square London, Great Britain	Head of Finance and Strategy for Investment Banking Division	Great Britain
Jonathan McHardy	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Securities Responsible for Fixed Income Emerging Markets, Commodities, Life Finance, Special Opportunities and Tax	Great Britain
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	General Counsel for the Americas and Co-General Counsel for the Investment Banking Division	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer of Credit Suisse for the Europe, Middle East and Africa Region	United States
Cristina Von Bargen	Eleven Madison Avenue New York, NY 10010 USA	Head of Corporate Communications for the Investment Banking Division	United States

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE HOLDINGS (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Holdings (USA), Inc. The business address of Credit Suisse Holdings (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Controller	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (USA), Inc. The business address of Credit Suisse (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Anthony De Chellis	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (USA) LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Securities (USA) LLC. The business address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Co-Chief Executive Officer, Co-President and Board Member	United States
Anthony De Chellis	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	Co-Chief Executive Officer, Co-President and Board Member	United States

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (INTERNATIONAL) HOLDING AG

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (International) Holding AG. The business address of Credit Suisse (International) Holding AG is Bahnhofstrasse 17, P.O. Box 234, CH6301 Zug, Switzerland.

Name	Business Address	Title	Citizenship
Christian Gell	Uetlibergstrasse 231 Zurich, Switzerland	President of the Board	Austria
Hans Ulrich Muller	Weltpoststrasse 5 Bern, Switzerland	Board Member	Switzerland
Agnes F. Reicke	Uetlibergstrasse 231 Zurich, Switzerland	Director	Switzerland
Christian Schmid	Brandschenkestrasse 25 Zurich, Switzerland	Board Member	Switzerland
Markus Sunitsch	Uetlibergstrasse 231 Zurich, Switzerland	Board Member	Switzerland

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE INVESTMENTS (UK)

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Investments (UK). The business address of Credit Suisse Investments (UK) is One Cabot Square, London E14 4QJ, UK.

Name	Business Address	Title	Citizenship
Renato Fassbind	Paradeplatz 8 Zurich, Switzerland	Director	Switzerland
Tobias Guldimann	Paradeplatz 8 Zurich, Switzerland	Director	Switzerland
Paul E. Hare	One Cabot Square London, Great Britain	Secretary	Great Britain
Costas P. Michaelides	One Cabot Square London, Great Britain	Director	United States
Andrew William Reid	One Cabot Square London, Great Britain	Director	Great Britain
Kevin Lester Studd	One Cabot Square London, Great Britain	Director	Great Britain

SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE INVESTMENT HOLDINGS (UK)

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Investment Holdings (UK). The business address of Credit Suisse Investment Holdings (UK) is One Cabot Square, London E14 4QJ, UK.

Name	Business Address	Title	Citizenship
Paul E. Hare	One Cabot Square London, Great Britain	Secretary	Great Britain
Costas P. Michaelides	One Cabot Square London, Great Britain	Director	United States
Andrew William Reid	One Cabot Square London, Great Britain	Director	Great Britain
Kevin Lester Studd	One Cabot Square London, Great Britain	General Counsel	Great Britain

SCHEDULE A-8

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (EUROPE) LIMITED

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Securities (Europe) Limited. The business address of Credit Suisse Securities (Europe) Limited is One Cabot Square, London E14 4QJ, UK.

Name	Business Address	Title	Citizenship
James Amine	17 Columbus Courtyard London, Great Britain	Director	United States
Stephen Dainton	One Cabot Square London, Great Britain	Managing Director	Great Britain
Gael de Boissard	One Cabot Square London, Great Britain	Managing Director	France
Renato Fassbind	Paradeplatz 8 Zurich, Switzerland	Director	Switzerland
Tobias Guldimann	Paradeplatz 8 Zurich, Switzerland	Director	Switzerland
Paul E. Hare	One Cabot Square London, Great Britain	Company Secretary	Great Britain
Christopher G.B. Horne	17 Columbus Courtyard London, Great Britain	Alternate Director	Great Britain
Costas P. Michaelides	One Cabot Square London, Great Britain	Director	United States
Eraj Shirvani	One Cabot Square London, Great Britain	Alternate Director	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Chairman, Director	United States
Simon D. Yates	Eleven Madison Avenue New York, NY 10010 USA	Director	United States

SCHEDULE B

The following table lists all trades effected by the indicated entity in the Shares during the 60-day period prior to May 9, 2008. All trades were effected in ordinary trading on the indicated exchange.

Date	Entity	Buy/Sell	Quantity	Security	Price	CCY	Exchange
11 Mar 2008	CS Sec Eur Ltd	Buy	111,287	Shares	84,912	USD	Nasdaq
12 Mar 2008	CS Sec Eur Ltd	Buy	357,000	Shares	295,453	USD	Nasdaq
31 Mar 2008	CS Sec Eur Ltd	Buy	3,500	Shares	2,695	USD	Nasdaq
4 April 2008	CS Sec Eur Ltd	Buy	250,000	Shares	220,300	USD	Nasdaq
7 April 2008	CS Sec Eur Ltd	Buy	155,700	Shares	136,860	USD	Nasdaq
9 April 2008	CS Sec Eur Ltd	Buy	25,000	Shares	24,723	USD	Nasdaq
21 April 2008	CS Sec Eur Ltd	Buy	450,000	Shares	399,060	USD	Nasdaq
24 April 2008	CS Sec Eur Ltd	Buy	29,800	Shares	27,923	USD	Nasdaq
25 April 2008	CS Sec Eur Ltd	Buy	17,500	Shares	16,200	USD	Nasdaq